Attorneys and Counselors

(214) 922-4120
2001 Bryan Street, Suite 3900	Fax (214) 922-4170
Dallas, Texas 75201	bhallett@hallettperrin.com
(214) 953-0053
(214) 922-4142 Fax
www.hallettperrin.com

January 28, 2011

Mark C. Shannon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	HKN, Inc.
Registration Statement on Form S-3
File No. 333-170218
Filed October 29, 2010

Form 10-K for Fiscal Year Ended December 31, 2009
File No. 1-10262
Filed February 19, 2010, as amended April 14, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 1-10262
Filed November 4, 2010

Response letter dated January 7, 2011

Dear Mr. Shannon:

Pursuant to the discussion between the Company and your office on January 27, 2011, the Company is providing the following responses regarding prior comments 3 and 4 from your comment letter dated January 25, 2011:

Critical Accounting Estimates and Assumptions, page 28

Income Taxes, page 30

3.              Your response to prior comment four indicates you believe the accounting estimates and assumptions you used related to your unrecognized tax positions are not likely to change significantly.  Please explain to us in further detail the basis for your conclusion that the estimates and assumptions related to your unrecognized tax positions are not reasonably likely to change as contemplated in SEC Release 33-8350.  In this regard, we note your disclosure that it is inherently difficult and subjective to estimate such amounts, and changes in the probabilities assigned to the various outcomes described in your response letter dated December 8, 2010 appear to be reasonably likely in light of the fact you have not received further correspondence from the IRS.  Your response should also specifically address why you believe additional disclosure analyzing the quantitative impact of change in your assumptions or estimates is not required based on the foregoing.

RESPONSE:  Pursuant to the Company’s discussion with your office, the Company will include the following language in its Note 10 — “Income Taxes” included in its Notes to Consolidated Financial Statements and within the disclosures on income taxes in Item 7 under Critical Accounting Estimates and Assumptions in its upcoming Form 10-K/A for the year ended December 31, 2009 in order to provide additional information regarding its income tax contingency:

During 2008, we received a proposed adjustment to our federal tax liability for the calendar year 2005.  We filed a formal protest with the IRS Appeals Office during 2008.  In April 2009, we filed our supplement to the written protest which included a third party valuation report supporting the basis of our recognized gain recorded for ACE purposes.  Utilizing the process outlined above, we have recorded an income tax contingency for this item, including interest and penalties, of $225 thousand.  Although we intend to vigorously defend the proposed adjustment and strongly believe the third party valuation report supports our position and that we have meritorious defenses, if the IRS Appeals Office were to deny all of our protests and our assumptions and estimates associated with this income tax contingency are inaccurate, we could be liable for approximately $5.7 million in additional tax, penalties and interest.

Form 10-Q for Quarterly Period Ended September 30, 2010

Note 2.  Investment in BriteWater International, LLC, page 10

Valuation of Investment in BWI, page 11

4.              We note your response to prior comment six.  It remains unclear to us how your accounting treatment for your investment in BWI is consistent with ASC Topic 805.  Please provide us with a full accounting analysis of this transaction that refers in detail to authoritative accounting literature.  As part of your full analysis of the transaction, please address but do not limit your response to the following:

•                  Clarify for us what you believe to be the specific consideration transferred for the initial acquisition, as defined in ASC 805-30-30-7.  In this regard, please clarify why you appear to have considered the 725,000 restricted shares issuable upon exercise of the put and call options when determining the initial consideration transferred;

•                  Explain the accounting literature on which you relied to initially account for the put and call options;

•                  Tell us how you determined there was a 100% likelihood of exercise by HKN or BWI when the terms of the put and call appear to differ from one another such that there could be scenarios where neither option becomes exercisable; and

•                  Tell us how you considered ASC 810-10-45-23 when you acquired the additional 30.5% interest in BWI.

RESPONSE:  Pursuant to our discussion on January 27, 2011, the Company confirms that it considered ASC 480-10-55-53 in its research for the accounting treatment of its investment in BWI and determined it did not apply.  As requested, the Company is providing a copy of the Securities Exchange Agreement as Exhibit A to this response letter.

Very truly yours,

		By:	/s/ Bruce H. Hallett

Bruce H. Hallett

Cc:	Ms. Anna Williams
Mr. Mikel Faulkner
Ms. Sarah Gasch

EXHIBIT A

SECURITIES EXCHANGE AGREEMENT

This Securities Exchange Agreement (this “Agreement”), dated June 30, 2009, is by and among HKN, Inc., a Delaware corporation (“HKN”), Quadrant Management, Inc., a Delaware corporation (“Quadrant”), UniPureEnergy Acquisition Ltd., a British Virgin Islands business company (“UEA”), and Hassan Nemazee (“Nemazee”), a New York resident (together with Quadrant and UEA, referred to as “Sellers”, or individually a “Seller”).

In consideration of the mutual promises and conditions contained herein, the parties hereto hereby agree and covenant as follows:

ARTICLE I

DEFINITIONS

1.01        Definitions.  The terms defined in this Section 1.01 shall have for all purposes of this Agreement the respective meanings specified in this Section 1.01.

(a)           “Change of Control” shall mean, with respect to any Person:

(i)            the sale, transfer or other conveyance of all or substantially all of the assets of such Person and its Subsidiaries on a consolidated basis;

(ii)           the acquisition of beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the 1934 Act) by any Person, other than an Excluded Person, of securities representing 50% or more of the total number of votes that may be cast for the election of directors or managers of such Person;

(iii)          the commencement (within the meaning of Rule 14d-2 promulgated under the 1934 Act) of a “tender offer” for stock of such Person subject to Section 14(d)(2) of the 1934 Act; or

(iv)          the failure at any annual or special meeting of such Person’s stockholders following an “election contest” subject to Rule 14a-11 promulgated under the 1934 Act, of any of the persons nominated by such Person in the proxy material mailed to stockholders by the management of such Person to win election to seats on its board of directors, excluding only those who die, retire voluntarily, are disabled or are otherwise disqualified in the interim between their nomination and the date of the meeting;

and Excluded Person shall mean (i) in the case of Quadrant or UEA, Brean Murray Carret Group Inc.; (ii) in the case of UniPure, Quadrant, UEA or HKN; and (iii) in the case of HKN, Lyford Investments Enterprises Ltd. or Mikel Faulkner.

(b)           “HKN Common Stock” shall mean the common stock, $.01 par value, of HKN (CUSIP No. 40420K103).

(c)           “HKN Shares” shall mean the shares of HKN Common Stock to be issued and sold by HKN pursuant to the terms of this Agreement.

(d)           “Initial Closing” shall mean the consummation of the transactions described in Section 2.01.

(e)           “Initial Closing Date” shall mean June 30, 2009.

(f)            “Interim Financial Statements” shall mean the unaudited balance sheets of UniPure’s Subsidiaries at March 31, 2009, and the related statements of income and cash flows for the nine months then ended.

(g)           “Loan Documents” shall mean the Loan Agreement, by and between UniPure and HKN, dated the date hereof, together with all of the other transaction documents and instruments referenced therein or entered incident thereto.

(h)           “Material Adverse Effect” shall mean a material adverse effect on the results of operations, financial condition, business or prospects of UniPure and its Subsidiaries, taken as a whole.

(i)            “Person” shall have the meaning attributed to it in the 1933 Act.

(j)            “Recapitalization” shall mean the transactions, all completed prior to the Initial Closing Date, by which (i) UniPure was formed as a Delaware limited liability company to own 100% of the equity interests in both UniPureEnergy, Corp. and UniPureEnergy I, Ltd., (ii) the current shareholders of UniPureEnergy, Corp. and UniPureEnergy I, Ltd. exchanged 100% of their ownership interests in such entities for UniPure Units and (iii) all indebtedness of UniPureEnergy, Corp. and UniPureEnergy I, Ltd. to the Sellers and their affiliates was converted into or exchanged for UniPure Units.

(k)           “Second Closing” shall mean the closing of the Put Option or Call Option (as applicable), which shall occur no later than the 30th day after the exercise of the Put Option or Call Option, as the case may be.

(l)            “Subsidiary” shall mean any company, corporation, partnership or other entity in which UniPure has an ownership interest, now or in the future, representing more than 50% of the total interest in such entity or which UniPure otherwise has the ability to control.

(m)          “UniPure” shall mean UniPureEnergy Acquisition Co., LLC, a Delaware limited liability company, and unless the context otherwise indicates, includes UniPure’s Subsidiaries.

(n)           “UniPure Units” shall mean the membership interests represented in the form of common units of UniPure.

(o)           “1933 Act” shall mean the Securities Act of 1933, as amended.

(p)           “1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

ARTICLE II

AGREEMENT OF PURCHASE AND SALE

2.01        Initial Closing.  At the Initial Closing, (i) UEA agrees to sell and transfer to HKN 1,463 UniPure Units and Nemazee agrees to sell and transfer to HKN 487 UniPure Units and HKN agrees to purchase from such Sellers, 1,950 units of UniPure; and (ii) in consideration therefor, HKN agrees to issue and sell to the Sellers, and the Sellers agree to purchase from HKN, an aggregate of 1,000,000 shares of HKN Common Stock (750,000 shares to UEA and 250,000 shares to Nemazee).

2.02        Initial Closing.  The Initial Closing shall be held on the Initial Closing Date, at the offices of HKN, or at such other place as may be otherwise mutually agreed to by the Sellers and HKN.  At the Initial Closing, each party also shall execute and deliver such other appropriate and customary documents as the other parties reasonably may request for the purpose of consummating the transactions contemplated by this Agreement.  All actions taken at the Initial Closing shall be deemed to have been taken simultaneously and effective as of 12:01 a.m., local time, on the Initial Closing Date.

2.03        Call Option.  The Sellers hereby grant to HKN the right and option (the “Call Option”), exercisable on or before the third anniversary date of this Agreement, to purchase 3,050 UniPure Units from the Sellers (constituting 30.5% of the outstanding UniPure Units on the date of the Initial Closing).  The consideration to be issued to the Sellers at the Second Closing will consist of the issuance and sale by HKN to the Sellers of 750,000 shares of HKN Common Stock.  The Call Option may be exercised by HKN only in the event that the “Call Option Conditions” set forth below have been satisfied.  In order to exercise the Call Option, HKN shall give written notice to the Sellers of such exercise and, within 30 days after such notice, the exchange of securities contemplated hereby shall occur.  The Call Option may be exercised either in whole or in part (with the consideration of HKN Shares proportionately reduced in the event of any partial exercise of the Call Option).  As used herein, the “Call Option Conditions” shall mean the occurrence of any of the following events:

(i)            Execution by UniPure of a material contract for services associated with OHSOL process (or other UniPure patented technologies);

(ii)           UniPure achieves positive net income during any two consecutive quarterly periods;

(iii)          UniPure achieves positive Operating Margin (defined as total revenues less operating expenses less general and administrative expenses) during any two consecutive quarterly periods;

(iv)          If at any time UniPure receives a “qualified offer” to sell all or substantially all of Unipure’s assets or to merge with and into another entity and UniPure declines to accept such offer so that the transaction contemplated by the qualified offer does not occur.

(v)           A “Change of Control” has occurred at UniPure or Quadrant;

(vi)          The average closing price of HKN Common Stock for any consecutive 30 trading day period is above $3.50 per share;

(vii)         UniPure consummates any offering of its equity securities, or any securities convertible or exercisable into its equity securities, that would dilute HKN’s ownership by more than 10%; or

(viii)        UniPure consummates a firm commitment underwritten public offering of UniPure Units under the 1933 Act which results in aggregate net cash proceeds to UniPure of at least $10.0 million.

In order to assure the availability of the UniPure Units subject to the Call Option, the Sellers hereby agree not to transfer, assign, dispose of or otherwise encumber such UniPure Units prior to the expiration of the Call Option, without HKN’s written consent.  The Sellers further covenant to cause UniPure to issue stop transfer instructions regarding such UniPure Units on its membership register.

2.04        Put Option.  HKN hereby grants to the Sellers the right and option (the “Put Option”), exercisable on or before the third anniversary date of this Agreement, to require HKN to purchase 3,050 UniPure Units from the Sellers (constituting 30.5% of the outstanding UniPure Units on the date of the Initial Closing).  The consideration to be issued to the Sellers at the Second Closing will consist of the issuance and sale by HKN to the Sellers of 750,000 shares of HKN Common Stock.  The Put Option may be exercised by the Sellers only in the event that the “Put Option Conditions” set forth below have been satisfied.  In order to exercise the Put Option, the Sellers shall give written notice to HKN of such exercise and, within 30 days after such notice, the exchange of securities contemplated hereby shall occur.  The Put Option may be exercised either in whole or in part (with the consideration of HKN Shares proportionately reduced in the event of any partial exercise of the Call Option).  As used herein, the “Put Option Conditions” shall mean the occurrence of any of the following events:

(i)            UniPure incurs net losses for any four consecutive quarterly periods;

(ii)           A “Change of Control” has occurred at HKN; or

(iii)          The average closing price of HKN Common Stock for any consecutive 30 trading day period is below $1.50 per share or above $4.00 per share;

provided, however, that the Put Option may not be exercised if at such time the Sellers are in breach of their representations, warranties or other obligations under this Agreement.

2.05        Further Assurances.  The parties hereto shall execute and deliver such additional documents and take such additional actions as any party reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement.  Without limiting the foregoing, the parties will amend this Agreement as necessary to appropriately adjust the number of UniPure Units and/or shares of HKN Common Stock subject to the Call Option and Put Option in the event of any stock or unit splits, share combination or similar transaction involving UniPure and/or HKN.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers hereby represent and warrant to HKN as follows:

3.01        Organization and Standing.  UniPure is a Delaware limited liability company duly organized, validly existing, and in good standing.  UniPure is duly qualified to transact business as a foreign company, and is in good standing, in all states in which it is so required or in which the nature of the property to be owned or leased, or the nature of the business to be conducted by it, makes such qualification necessary.  Attached hereto as Exhibit A is a true, complete and correct copy of the Certificate of Formation of UniPure, as amended to date and in full force and effect.

3.02        Capitalization.  UniPure is authorized to issue 50,000 units, of which 10,000 units are issued and outstanding as of the date hereof.  On the Initial Closing Date, the 1,950 units of UniPure to be sold to HKN at the Initial Closing will constitute 19.5% of the outstanding units of UniPure.  All of the UniPure Units are duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights (statutory or contractual).  There are no plans, agreements, options, rights, warrants, convertible securities, or other arrangements or instruments providing for the issuance of additional equity or membership interests in UniPure.

3.03        Subsidiaries.  UniPure does not own, directly or indirectly, any shares, capital stock or other interest in any Subsidiary other than UniPureEnergy, Corp. and UniPureEnergy I, Ltd.

3.04        Authorization.  The Sellers have all requisite corporate power and authority (corporate and other) to enter into and perform this Agreement.  This Agreement has been duly and validly executed and delivered by the Sellers and is the legal, valid, and binding obligation of the Sellers, enforceable in accordance with its terms, except as enforceability may be limited (i) by bankruptcy, insolvency or similar laws affecting the rights of creditors generally and (ii) by the availability of certain equitable remedies, and except as enforceability of the indemnification provisions of this Agreement may be limited by reasons of public policy.

3.05        Power and Authority.  UniPure has the power and authority (corporate and other), and possess all licenses and permits required by governmental authorities to own, lease, and operate its properties and assets and to carry on its business as currently being conducted.

3.06        Title to Units.  The Sellers are the record and beneficial owners of the units of UniPure to be sold to HKN hereunder, and upon the sale of the units of UniPure in accordance with the terms of this Agreement, the Sellers will transfer such units to HKN free and clear of all liens, claims and encumbrances.

3.07        UniPure Financial Statements.  The Sellers have furnished to HKN the Interim Financial Statements.  The Interim Financial Statements are correct, complete and fairly represent the financial condition and results of operation of UniPure as of the dates and for the periods indicated, and have been prepared on a consistent basis throughout the periods involved, except as otherwise disclosed therein.

3.08        Absence of Certain Changes.  Since the date of the Interim Financial Statements, UniPure has not (except for the Recapitalization or as may be otherwise contemplated by the terms of this Agreement):

(i)            suffered any change in its business, results of operations, working capital, assets, liabilities, condition (financial or otherwise), or the manner of conducting its business, other than changes that, individually or in the aggregate, have not had a Material Adverse Effect;

(ii)           suffered any damage or destruction to or loss of its material assets not covered by insurance, or any loss of material suppliers, or terminated or lost the services of any key employee (including any employee who had agreed with UniPure to maintain the confidentiality of proprietary or technical information or know-how or to assign inventions, patents, or copyrights) that has had or may reasonably be expected to have a Material Adverse Effect;

(iii)          acquired or disposed of any material asset, or incurred, assumed, guaranteed, endorsed, paid or discharged any material indebtedness, liability, or obligation, or subjected or permitted to be subjected any amount of assets to any lien, claim, or encumbrance of any kind, except in the ordinary course of business;

(iv)          formed or acquired or disposed of any interest in any company, corporation, partnership, joint venture or other entity;

(v)           written up, written down, or written off the book value of any amount of material assets; or

(vi)          declared, paid, or set aside for payment any dividend or distribution with respect to its membership interests.

3.09         No Material Undisclosed Liabilities.  To the knowledge of the Sellers, there is no material liability or obligation of UniPure of any nature, whether absolute, accrued, contingent, or otherwise, other than (i) the Loan Documents with HKN or (ii) liabilities and obligations that are fully reflected, accrued, or reserved against on the Interim Financial Statements, for which the reserves are appropriate and reasonable, or incurred in the ordinary course of business and consistent with past practices of UniPure since the date of the Interim Financial Statements.

3.10         Patents, Trademarks, and Copyrights.

(a)           Schedule I sets forth a true and complete description of the current status of ownership and rights of (i) all patents and patent applications, registered trademarks and trademark applications, common law trademarks, registered copyrights and copyright applications, and domain names included in the Owned Intellectual Property and (ii) all IP Agreements, other than commercially available off-the-shelf computer software licensed pursuant to shrink-wrap or click wrap licenses.

(b)           Subject to the descriptions on Schedule I, (i) UniPure is the exclusive owner of the right, title and interest in and to the Owned Intellectual Property free of any encumbrances and has a valid license and enforceable rights to use the Licensed Intellectual Property in connection with its business; and (ii) All Intellectual Property relating to UniPure’s business that was registered in the name of Quadrant or any predecessor of UniPure has been validly assigned to UniPure.  The Owned Intellectual Property and the Licensed Intellectual Property have not been adjudged invalid or unenforceable in whole or in part, and are valid and enforceable.

(c)           The conduct of UniPure’s business as currently conducted does not infringe or misappropriate the Intellectual Property of any third party, and no action alleging any of the foregoing is pending alleging any of the foregoing.  To the knowledge of the Sellers, no person is engaging in any activity that infringes or misappropriates the Owned Intellectual Property.  No Owned Intellectual Property is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Intellectual Property or that would impair the validity or enforceability of such Intellectual Property.

(d)           UniPure has taken such measures to protect the confidentiality of all trade secrets and any other confidential information of UniPure (and any confidential information owned by any Person to whom UniPure has a confidentiality obligation) as it reasonably believes are prudent.

(e)           For the purposes of this Section:

(i)            “IP Agreements” means (a) licenses of Intellectual Property by UniPure to any third party, (b) licenses of Intellectual Property by any third party to UniPure (excluding commercially available off-the-shelf computer software licensed pursuant to shrink-wrap or click wrap licenses), (c) agreements between UniPure and any third party relating to the development or use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of the Owned Intellectual Property.

(ii)           “Intellectual Property” means any (A) patents, patent applications (including all continuations, divisionals, continuations-in-part, provisionals, reissues, reexaminations, substitutions and extensions thereof, assignments, licenses and applications therefor), inventions (whether or not patentable and whether or not reduced to practice) and improvements thereto; (B) trademarks, service marks, domain names, trade dress, logos, trade names, corporate names, and other identifiers of source or business, together with the goodwill symbolized by any of the foregoing, and any registrations, applications for registration, common law trademarks, assignments and/or licenses thereof; (C) mask works and copyrights, including copyrights in computer software, copyrightable works of authorship and registrations, applications for registration, assignments and/or licenses thereof; (D) trade secrets, know how and invention rights; (E) custom proprietary computer software, data, databases and documentation thereof; and (F)

all other confidential and proprietary information, including rights in discoveries,concepts, ideas, research and development, know-how, manufacturing and production processes and techniques, technical data, procedures, reports, analyses, specifications, customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals.

(iii)          “Licensed Intellectual Property” means Intellectual Property licensed to UniPure pursuant to the IP Agreements.

(iv)          “Owned Intellectual Property” means all Intellectual Property to which UniPure has the rights as described in Schedule I.

3.11         Material Contracts.  Set forth on Schedule II is a true, complete and correct list of the following material contracts and commitments, together with all amendments thereto (a copy of each of which has been delivered to HKN by the Sellers):

(i)            employee benefit plans, contracts, and arrangements, including profit sharing, pension, deferred compensation, retirement, bonus, stock option, and stock purchase plans;

(ii)           employment or similar contracts, including confidentiality agreements and agreements to assign inventions, patents, and copyrights, and consulting agreements;

(iii)          material leases, whether as lessor or lessee;

(iv)          loan agreements, mortgages, indentures, instruments of indebtedness, or commitments involving indebtedness for borrowed money or money loaned to others;

(v)           guaranty or suretyship, performance bond, indemnification, or contribution agreements;

(vi)          contracts which cannot be canceled on less than 90 days’ notice without liability to UniPure and which involve total payments by UniPure of more than $25,000;

(vii)         joint venture, partnership, or other agreements evidencing an ownership interest or a participation in or sharing of profits;

(viii)        contracts containing noncompetition covenants, covenants to register securities, or negative or restrictive financial covenants;

(ix)           voting agreements relating to securities of UniPure which will survive the Initial Closing; and

(x)            other contracts not made in the ordinary course of business or that are material to the businesses, operations, assets, or financial condition of UniPure.

3.12         Taxes.  UniPure has prepared and timely filed all tax returns and reports relating to any and all taxes concerning or attributable to UniPure or its operations as required on or before the date of this Agreement and such tax returns are true and correct in all material respects and have been completed in accordance with applicable law.  UniPure has timely paid all taxes it is required to pay and timely paid or withheld with respect to its employees and other third parties, if any (and timely paid over any withheld amounts to the appropriate governmental authority) all taxes required to be withheld.  No audit or other examination of any tax return of UniPure is presently in progress, nor has UniPure been notified of any request for such an audit or other examination.

3.13         Litigation and Claims.  UniPure is not a party to, and neither the businesses nor assets of UniPure are the subject of or affected by, any pending or, to the knowledge of the Sellers, threatened suit, claim, action, or litigation with any party or any administrative, arbitration, or other governmental proceeding, investigation, or inquiry.

3.14         Certain Fees.  Neither the Sellers nor any officer, director, or employee of the Sellers has employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finders’ fees in connection with the transactions contemplated hereby.

3.15         Acquired for Investment.  The Sellers are acquiring the HKN Shares for their own account for investment purposes and not with a view to, or for sale in connection with, a distribution, as that term is used in Section 2(11) of the 1933 Act.

3.16         Unregistered Securities; Risk Factors.  The Sellers have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the HKN Shares, is able to bear the risks of an investment in the HKN Shares and understands the risks of, and other considerations relating to, a purchase of HKN Shares, including the matters set forth under the captions “Risk Factors” in HKN’s periodic reports filed with the Securities and Exchange Commission.  The Sellers further understand that the HKN Shares have not been registered under the 1933 Act and that accordingly the certificates evidencing such HKN Shares will bear a restrictive legend to such effect.

3.17         Knowledge of Sellers.  An affiliate of Quadrant and UEA serves as the Chairman of the Board of HKN.  Each of the Sellers is familiar with, and has reviewed, HKN’s financial statements set forth in the SEC reports described in Section 4.04 below.  Additionally, each of the Sellers has had access to such information, or opportunity to ask such questions, as it has deemed necessary with respect to the value of the HKN Shares (it being acknowledged that such Seller is not relying upon any representation or warranty by HKN with respect to such matters of value, except as may be specifically set forth herein, and that accordingly no such representations or warranties are made).  Each of the Sellers is an “accredited investor” (as such term is defined in Regulation D promulgated under the 1933 Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HKN

HKN represents and warrants to the Sellers that:

4.01         Organization and Standing.  HKN is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.  HKN is duly qualified to transact business as a foreign corporation, and is in good standing, in all states in which it is so required or in which the nature of the property to be owned or leased, or the nature of the business to be conducted by it, makes such qualification necessary.

4.02         Authorization.  HKN has all requisite corporate power and authority (corporate and other) to enter into and perform this Agreement.  This Agreement has been duly and validly executed and delivered by HKN and is the legal, valid, and binding obligation of HKN, enforceable in accordance with its terms, except as enforceability may be limited (i) by bankruptcy, insolvency or similar laws affecting the rights of creditors generally and (ii) by the availability of certain equitable remedies, and except as enforceability of the indemnification provisions of this Agreement may be limited by reasons of public policy.

4.03         Validity of HKN Shares.  All of the HKN Shares will upon issuance be duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights (statutory or contractual).

4.04         SEC Reports.  HKN’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.05         Certain Fees.  Neither HKN nor any officer, director, or employee of HKN has employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finders’ fees in connection with the transactions contemplated hereby.

4.06         Acquired for Investment.  HKN is acquiring the UniPure Units for its own account for investment purposes and not with a view to, or for sale in connection with, a distribution, as that term is used in Section 2(11) of the 1933 Act.

4.07         Unregistered Securities; Risk Factors.  HKN has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the UniPure Units, is able to bear the risks of an investment in the UniPure Units and understands the risks of, and other considerations relating to, a purchase of UniPure Units.  HKN further understands that the UniPure Units have not been registered under the 1933 Act.

ARTICLE V

INDEMNIFICATION

5.01         Survival.  The representations, warranties, covenants and agreements of the Sellers and HKN shall survive the Initial Closing until the third anniversary of the Initial Closing Date; provided, however, that the representations and warranties made pursuant to Section 3.06 and 4.03 shall survive the Initial Closing for the period of the relevant statute of limitations in respect thereof.  Neither the period of survival nor the liability of either party with respect to its representations and warranties shall be reduced by any investigation made at any time by or on behalf of the other party.  If written notice of a claim has been given prior to the expiration of the survival period of the applicable representations and warranties by the other party, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

5.02         Indemnification by HKN.  The Sellers shall be indemnified and held harmless by HKN for and against any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys’ and consultants’ fees and expenses) actually suffered or incurred by it (hereinafter a “Loss”), arising out of or resulting from the breach of any representation or warranty made by HKN contained in this Agreement, which breach occurs during the period of effectiveness of such representation or warranty (as provided in Section 5.01 above).  The Sellers shall give HKN notice of any matter which the Sellers have determined has given rise to a right of indemnification under this Agreement within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

5.03         Indemnification by Sellers.  HKN shall be indemnified and held harmless by the Sellers for and against any Loss arising out of or resulting from the breach of any representation or warranty made by the Sellers contained in this Agreement, which breach occurs during the period of effectiveness of such representation or warranty (as provided in Section 5.01 above).  HKN shall give the Sellers notice of any matter which HKN has determined has given rise to a right of indemnification under this Agreement within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

5.04         Procedure for Third Party Claims.  The obligations and liabilities of an indemnifying party (“Indemnifying Party”) to an indemnified party (“Indemnified Party”) under this Article V with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article V (“Third Party Claims”) shall be governed by and be contingent upon the following additional terms and conditions:  if an  Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within 20 days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article V except to the extent that the Indemnifying Party is materially prejudiced by such failure.  If the Indemnifying Party disputes in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from the Third Party Claim, the parties shall promptly proceed to resolve such dispute.  The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives the Indemnified Party notice of its intention to do so within 30 days of the receipt of such notice from the Indemnified Party.  In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, records, materials and information in the possession or control of the Indemnifying Party as is reasonably required by the Indemnified Party.  No such Third Party Claim may be settled by either the party without the prior written consent of the other party.

5.05         Limits on Indemnification.  Notwithstanding anything to the contrary contained in this Agreement, (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 5.02 or 5.03, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $50,000, after which point the Indemnifying Party shall be liable for all subsequent indemnifiable Losses incurred by the Indemnified Party; and (ii) in no event shall either party be liable for indemnification claims hereunder in excess of a cumulative aggregate amount of $2.5 million.

ARTICLE VI

MISCELLANEOUS PROVISIONS

6.01         Successors and Assigns.  This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns.

6.02         Notices.  Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid, and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by telecopy providing evidence of transmission.  Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by hand, courier service, or telecopy, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger being evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.  Any notice or communication under this Agreement must be addressed as follows:

If to HKN:	180 State Street, Suite 200
Southlake, Texas 76092
Attn: Anna Williams, Senior Vice President and Chief Financial Officer
Telecopy Number: (817) 410-1884

If to Quadrant:	c/o Bruce Bunner, Managing Director
Quadrant Management, Inc.
40 W 57th Street, 20th Floor
New York, NY 10019
Telecopy Number: (212) 231-3909

If to UEA:	c/o Susan V. Demers
P.O. Box 3331
Road Town, Tortola
British Virgin Islands, VG1110
Telecopy Number: (284) 494-5551

If to Hassan Nemazee:	Hassan Nemazee
Nemazee Capital Corporation
40 W 57th Street, 20th Floor
New York, NY 10019
Telecopy Number: (212) 262-3111

Any party may change its address for notice by written notice given to the other parties hereto.

6.03         Descriptive Headings.  The descriptive headings herein have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provisions hereof.

6.04         Further Documents.  Each party agrees to execute and deliver to the other, promptly upon a request, all such further instruments as it may reasonably deem necessary or appropriate in order to effectuate the purpose of this Agreement.

6.05         Governing Law.  This Agreement shall be interpreted and construed in accordance with, under, and governed by, the laws of the State of Texas.  The parties agree that any litigation directly or indirectly relating to this Agreement must be brought before and determined by a court of competent jurisdiction within Tarrant County, Texas, and the parties hereby agree to waive any rights to object to, and hereby agree to submit to, the jurisdiction of such courts.

6.06         Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed an original and all of which shall constitute the same instrument, but only one of which need be produced.

6.07         Expenses.  Each party will bear the fees and expenses incurred by it in connection with the transactions contemplated hereunder.

6.08         Amendments.  This Agreement may be amended, modified or supplemented only by a written instrument executed by all the parties hereto.

6.09         Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.  Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

6.10         Entire Agreement.  This Agreement (together with the documents referenced herein) embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

/s/ Hassan Nemazee
Hassan Nemazee

Quadrant Management, Inc.

By	/s/ Marco Vega

UniPureEnergy Acquisition Ltd.

By	/s/ Susan V. Demers
Susan V. Demers
For Vicali Services (BVI) Inc.

HKN, Inc.

By	/s/ Anna Williams
Anna Williams
Senior Vice President and CFO

FIRST AMENDMENT TO SECURITIES EXCHANGE AGREEMENT

Pursuant to the Securities Exchange Agreement (“SEA”), dated June 30, 2009, by and among HKN, Inc., a Delaware corporation (“HKN”), Quadrant Management, Inc., a Delaware corporation (“Quadrant”), UniPureEnergy Acquisition Ltd., a British Virgin Islands business company (“UEA”), and Hassan Nemazee, a New York resident (together with Quadrant and UEA, referred to as “Sellers”, or individually a “Seller”), the following sections are amended as follows:

ARTICLE II

AGREEMENT OF PURCHASE AND SALE

2.03         Call Option.

The number of shares of Common Stock to be issued by HKN to the Sellers pursuant to exercise of the Call Option is hereby reduced from 750,000 to 725,000.

2.04                           Put Option.

The number of shares of Common Stock to be issued by HKN to the Sellers pursuant to exercise of the Put Option is hereby reduced from 750,000 to 725,000.

This Agreement may be executed in one or more counterparts, each of which for all purposes shall be deemed an original and all of which shall constitute the same instrument, but only one of which need to produced.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

/s/ Hassan Nemazee
Hassan Nemazee

Quadrant Management, Inc.

By	/s/ Marco Vega

UniPureEnergy Acquisition Ltd.

By	/s/ Susan V. Demers
Susan V. Demers
For Vicali Services (BVI) Inc.

HKN, Inc.

By	/s/ Mikel D. Faulkner